

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 8, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
125 Park Avenue
25th Floor, Suite 2622
New York, NY 10011

Re: Motif Bio plc
Amendment No. 8 to Registration Statement on Form F-1
Filed October 31, 2016
Amendment No. 9 to Registration Statement on Form F-1
Filed November 4, 2016
File No. 333-212491

Dear Mr. Lumsden:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2016 letter.

Amendment No. 8 to Form F-1 filed October 31, 2016

General

1.   We note your responses to our prior comment one. However, we do not agree that you complied with Rule 430A by disclosing an estimated warrant coverage ratio. Please revise your registration statement to include the total number of Ordinary Share Warrants and ADS Warrants being offered pursuant to this registration statement.

2.   We note your response to our prior comment two that the offering price of the ordinary shares will be determined not only by the closing price of your ordinary shares on AIM on

the price date but also take into account prevailing market conditions and factors such as financial information, market valuations of comparable companies, estimates of business potential and the present state of development to be considered in negotiations with your underwriters. To the extent that these additional factors will cause the IPO price not to be largely based on the AIM trading price, please disclose on the cover page of the prospectus a bona fide price range of the offered securities. Alternatively, if the IPO price will be largely based on the AIM trading price, please disclose a percentage range based on that price within which you intend to price the securities. Please refer to Item 501(b)(3) of Regulation S-K.

3.   Regarding your response to prior comment three, because we cannot agree that the free writing prospectuses you filed were permitted by Rule 433(b)(2) please tell us what consideration you have given to including disclosure of the contingent liability resulting from their use when you did not have a prospectus that satisfied the requirements of section 10 of the Securities Act on file at the time. If you do not believe the liability would be material to you, please provide us a detailed analysis supporting your conclusion.

Summary

Overview, page 1

4.   We note your response to our prior comment four that you believe your statements about safety, tolerability and effectiveness of iclaprim are statistically accurate. However, we note again that because approval of the FDA is dependent on its determination that a drug is safe and effective, it is premature for you to suggest that iclaprim is safe and effective prior to approval of your drug by the FDA.   Please revise your disclosure as previously requested in our prior comment four.

The Offering, page 7

5.   We note your response to our prior comment six. However, it does not appear that you have revised the prospectus summary to include disclosure that a holder of a warrant will not have the right to exercise such warrant to the extent that such person would beneficially own in excess of 4.99% of your ordinary shares. Please revise your disclosure to include this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity And Capital Resources, page 74

6.   We note that you have revised your disclosure to state that there is substantial doubt about your ability to continue as a going concern. Please expand your disclosure to state how long you estimate you will be able to maintain operations assuming the successful completion of your offerings.

Description of Securities, page 148

7.   We note your response to our prior comment seven. However, it does not appear that you have included the number of warrants outstanding on page 148 of the revised registration statement as required by Item 12.B.3 of Form 20-F. Please revise your disclosure to include this information.

Underwriting, page 172

8.   We note the disclosure added to page 172 that the contemporaneous private placement of ordinary shares and ordinary share warrants in Europe is being conducted on a "best efforts" basis. However, throughout your filing you have characterized the European offering and U.S. offering as a single global offering rather than two concurrent offerings with different plans of distribution. Please revise your disclosure here, on the prospectus cover page, and elsewhere as appropriate, to clarify that you are conducting two separate offerings – the U.S. offering, which appears to be underwritten on a firm commitment basis, and the concurrent European "best efforts" offering.

Amendment No. 9 to Form F-1 filed November 4, 2016

Prospectus Cover Page

9.   We note your disclosure on the cover page of your prospectus, "We intend to apply to list the Ordinary Share Warrants on AIM."   However, in the legality opinion filed as Exhibit 5.1, counsel states that application will not be made for the New Share Warrants to be traded on AIM. Please reconcile this discrepancy.

Exhibit 5.1

10.   The opinion that you file must be based on all facts relevant to the issues required to be addressed by Item 601(b)(5), not merely a list of documents and searches that counsel elects to review. In this regard, although counsel states in paragraph 1.3 that it has reviewed such documents and made such searches and enquiries as necessary to render its opinion, paragraph 2.1 expressly qualifies the opinion to the specific documents, searches and enquiries mentioned in paragraphs 1.1 and 1.2. Please have counsel revise to eliminate the qualification in paragraph 2.1.

11.   Please have counsel revise the opinion to include an opinion that the New Share Warrants and ADS Warrants will be binding obligations of the registrant and to ensure that it opines as to New York law, which is the law of the jurisdiction governing the warrants. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

12.   It appears from your registration statement that you are registering the ordinary shares underlying the ADSs issuable upon exercise of ADS Warrants and issuable upon exercise

Graham Lumsden
Motif Bio plc
November 8, 2016
Page 4

of Ordinary Share Warrants. Please have counsel revise the legality opinion to clarify that it is also opining on the legality of these underlying securities. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Aron Izower
       Reed Smith LLP